Exhibit 99.2

Execution Version

SHARE SUBSCRIPTION AGREEMENT

dated as of March 13, 2019

by and among

GDS HOLDINGS LIMITED,

and

PA GOLDILOCKS LIMITED

TABLE OF CONTENTS

	Article I

	Purchase; Purchase Price; and Closings

Section 1.1	Subscription of Convertible Preferred Shares	1
Section 1.2	Subscription Price	1
Section 1.3	Closing	1
Section 1.4	Closing Conditions	2

	Article II

	Representations and Warranties

Section 2.1	Representations and Warranties of the Company	3
Section 2.2	Representations and Warranties of the Investor	9

	Article III

	Covenants

Section 3.1	Filings; Other Actions	12
Section 3.2	Expenses	13
Section 3.3	Confidentiality	13
Section 3.4	Conduct of the Business	13
Section 3.5	Commercially Reasonable Efforts	13
Section 3.6	Registration of Securities	13
Section 3.7	Use of Proceeds	14

	Article IV

	Additional Agreements

Section 4.1	Compliance with Laws	14
Section 4.2	Legend	14
Section 4.3	Indemnity	15
Section 4.4	Investor Rights	17

	Article V

	Termination

Section 5.1	Termination	17
Section 5.2	Effects of Termination	17

	Article VI

	Miscellaneous

Section 6.1	Survival	17

i

LIST OF SCHEDULES AND EXHIBITS

Schedule I:	Investor and Investor Subscription Shares
Schedule II:	Terms of the Convertible Preferred Shares
Schedule III:	Company Disclosure Schedule

Exhibit A	Form of Investor Rights Agreement
Exhibit B:	Form of Officer’s Certificate from the Company
Exhibit C-1:	Form of Written Consent of Certain Security Holders
Exhibit C-2:	Form of Written Waiver of Certain Lenders
Exhibit D:	Form of Opinion of Cayman Islands Counsel
Exhibit E:	Notices

INDEX OF DEFINED TERMS

Term	Location of Definition
Affiliate	Section 6.9(5)
Agreement	Preamble
Arbitration	Section 6.6
Bankruptcy and Equity Exception	Section 2.1(c)
Articles	Section 6.9(6)
Basket	Section 4.3(a)
Beneficially Own/Beneficial Ownership	Section 6.9(7)
Business Day	Section 6.9(8)
Class A Ordinary Shares	Section 2.1(b)
Class B Ordinary Shares	Section 2.1(b)
Closing	Section 1.3(a)
Closing Date	Section 1.3(a)
Company	Preamble
Company Disclosure Schedule	Section 6.9(9)
Company Reports	Section 2.1(g)
Company Indemnified Parties	Section 4.3(b)
control/controlled by/under common control with	Section 6.9(5)
Convertible Preferred Shares	Recitals
De Minimis Claim	Section 4.3(a)
Dispute	Section 6.6
e-mail	Section 6.4
Environmental Law	Section 2.1(t)
Exchange Act	Section 2.1(g)
Facility Agreements	Section 6.9(10)
Financial Statements	Section 2.1(f)
Fundamental Representations	Section 4.3(a)
GAAP	Section 2.1(f)
Governmental Entity	Section 1.4(a)(i)
Governmental Order	Section 1.4(a)(i)
Group Company/Group Companies	Section 6.9(10)
herein/hereof/hereunder	Section 6.9(3)
HKIAC	Section 6.6(a)
Indemnified Party	Section 4.3(c)
Indemnifying Party	Section 4.3(c)
including/includes/included/include	Section 6.9(2)
it/its	Section 6.9(4)
Information	Section 3.3
Intellectual Property	Section 2.1(u)
Investor	Preamble
Investor Indemnified Party	Section 4.3
Investor Rights Agreement	Recitals
Investor Subscription Shares	Section 1.1
Investor Subscription Price	Section 1.1

Term	Location of Definition
J.P. Morgan	Section 2.1(v)
knowledge of the Company/Company’s knowledge	Section 6.9(12)
Lenders Waiver	Section 1.4(a)(v)
Lien	Section 6.9(13)
Losses	Section 4.3(a)
Material Adverse Effect	Section 6.9(14)
Members Agreement	Section 1.4(a)(v)
Members Consent	Section 1.4(a)(v)
Memorandum and Articles	Section 6.9(15)
Notice of Arbitration	Section 6.6(b)
NASDAQ	Section 2.1(e)
Permits	Section 2.1(o)
Permitted Liens	Section 2.1(i)
person	Section 6.9(16)
PRC	Section 1.3(a)
Preferred Shares	Section 2.1(b)
Sanctions	Section 2.1(s)
SEC	Section 2.1
SEC Documents	Section 2.1
Securities Act	Section 2.1(g)
Terms of the Convertible Preferred Shares	Recitals
Transaction Documents	Recitals
Tribunal	Section 6.6(d)
VIE Agreements	Section 6.9(17)

v

THIS SHARE SUBSCRIPTION AGREEMENT, dated as of March 13, 2019 (this “Agreement”), is made among GDS Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”) and the person listed on Schedule I hereto under the heading “Investor Name”, a company incorporated under the laws of Hong Kong (the “Investor”).

RECITALS:

A.                                    The Investment.  The Investor intends to subscribe for and purchase from the Company, and the Company intends to issue and sell to the Investor, as an investment in the Company, the securities as described herein (the “Investment”).  The securities to be purchased at the Closing (as defined below) are Series A Convertible Preferred Shares, par value $0.00005 per share, of the Company (the “Convertible Preferred Shares”), having the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions as set forth in Schedule II hereto (the “Terms of the Convertible Preferred Shares”).

B.                                    Investor Rights Agreement.  At the Closing, the Company and the Investor will enter into an Investor Rights Agreement, substantially in the form attached as Exhibit A hereto (the “Investor Rights Agreement”).

D.                                    Transaction Documents. The term “Transaction Documents” refers to this Agreement, the Investor Rights Agreement and each of the other agreements and documents entered into or delivered by the parties hereto in connection with the transactions contemplated hereby or thereby.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

PURCHASE; PURCHASE PRICE; AND CLOSINGS

Section 1.1                                    Subscription of Convertible Preferred Shares.  On the terms and subject to the conditions set forth herein, at the Closing, the Company shall allot and issue to the Investor, and the Investor shall subscribe from the Company, such number of Convertible Preferred Shares as set forth opposite the Investor’s name under the column titled “Number of Subscription Shares” under Schedule I hereto (the “Investor Subscription Shares”) for an aggregate subscription price as set forth opposite the Investor’s name under the column titled “Subscription Price” under Schedule I hereto (the “Investor Subscription Price”“).

Section 1.2                                    Subscription Price.  The subscription price per Investor Subscription Share shall be US$1,000, reflecting an Investor Subscription Price for all of the Investor Subscription Shares of US$150,000,000.

Section 1.3                                    Closing.

(a)                                 Subject to the satisfaction (or, where permissible, waiver) of the conditions to the closing set forth in Section 1.4, the closing of the subscriptions by the Investor to the Investor Subscription Shares shall take place at the Hong Kong offices of Simpson Thacher & Bartlett, the People’s Republic of China (the “PRC”), or such other location as agreed by the parties hereto in writing (the “Closing”), on the day that is 10 Business Days immediately following the day on which all of the conditions set forth in Section 1.4 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other date as agreed by the parties hereto in writing (the date on which the Closing actually occurs, the “Closing Date”).

(b)                                 At the Closing, the Investor shall (i) pay to the Company an amount equal to the Investor Subscription Price by wire transfer of immediately available funds in United Sates dollars to a bank account designated by the Company, and (ii) deliver all the other items required to be delivered by the Investor pursuant to Section 1.4(b).

(c)                                  At the Closing, the Company shall (i) make entries in its register of members in order to record and give effect to the issue to the Investor of the Investor Subscription Shares and deliver to the Investor a certified true copy of the Company’s updated register of members, and (ii) deliver all items required to be delivered by the Company pursuant to Section 1.4(a).  Within ten (10) Business Days after the Closing Date, the Company shall deliver to the Investor the original share certificate in the name of the Investor evidencing the number of Investor Subscription Shares subscribed by the Investor.

Section 1.4                                    Closing Conditions.

(a)                                 The obligation of the Investor to consummate the Closing is subject to the fulfillment prior to or contemporaneously with the Closing, or the waiver by the Investor, of each of the following conditions:

(i)                                     no judgment, injunction, order, ruling, verdict, decree or other similar determinations or finding (a “Governmental Order”) by, before or under the supervision of any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, or any applicable industry self-regulatory organization (each, a “Governmental Entity”) that would have the effect of prohibiting the Closing shall be in effect and no lawsuit commenced by any Governmental Entity seeking to prohibit the Closing shall be pending;

(ii)                                  the representations and warranties of the Company set forth in Section 2.1 of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except (A) to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such date, and (B) any representations and warranties that have “material” or “Material Adverse Effect” qualifications, in which case such representations and warranties shall be true in all respects);

(iii)                               the Company shall have performed in all material respects all obligations required to be performed by it at or prior to or contemporaneously with the Closing under this Agreement;

(iv)                              the Company shall have delivered to the Investor a duly executed Officer’s Certificate in the form set forth in Exhibit B hereto;

(v)                                 the Company shall have obtained (A) the requisite written consent of certain security holders pursuant to Section 3.13 of the Company’s Sixth Amended and Restated Members Agreement (the “Members Agreement”), dated May 19, 2016, in the form set forth in Exhibit C-1 hereto (the “Members Consent”) and (B) the requisite waivers of certain lenders pursuant to the Facility Agreements, in the form set forth in Exhibit C-2 hereto (the “Lenders Waiver”);

(vi)                              the Company shall have delivered to the Investor a true and complete copy of the duly passed resolutions of the Board of Directors of the Company (in the form of minutes or otherwise), or the relevant extracts thereof, evidencing the approval of the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a named party and the consummation of the transactions contemplated hereunder and thereunder, including the issuance of the Investor Subscription Shares and the adoption of the Terms of the Convertible Preferred Shares;

(vii)                           Conyers Dill & Pearman, special Cayman Islands counsel for the Company, shall have delivered to the Investor their written opinion, dated the Closing Date, in the form set forth in Exhibit D hereto; and

(viii)                        the Company shall have delivered a copy of the Investor Rights Agreement duly executed by the Company.

(b)                                 The obligation of the Company to consummate the Closing is subject to the fulfillment prior to the Closing, or the waiver by the Company, of each of the following conditions:

(i)                                     no Governmental Order by, before or under a Governmental Entity that would have the effect of prohibiting the Closing shall be in effect, and no lawsuit commenced by any Governmental Entity seeking to prohibit the Closing shall be pending;

(ii)                                  the representations and warranties of the Investor set forth in Section 2.2 of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such date);

(iii)                               the Investor shall have performed in all material respects all obligations required to be performed by it at or prior to or contemporaneously with the Closing under this Agreement;

(iv)                              the Company shall have obtained the Members Consent and Lenders Waiver;

(v)                                 the Investor shall have delivered a copy of the Investor Rights Agreement duly executed by the Investor; and

(vi)                              the Investor shall have delivered to the Company a true and complete copy of the duly passed resolutions of the board of directors of the Investor (in the form of minutes or otherwise), or the relevant extracts thereof, evidencing approval of the execution, delivery and performance by the Investor of this Agreement and the other Transaction Documents to which it is a named party and the consummation of the transactions contemplated hereunder and thereunder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1                                    Representations and Warranties of the Company.  The Company represents and warrants to the Investor as of the date hereof and as of the Closing Date (except to the extent made only as of a specified date, in which case as of such date) that, except as set forth (i) in the reports, registrations, documents, filings, statements, schedules and submissions together with any required amendments thereto filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”) prior to the date hereof (the “SEC Documents”) or (ii) in the Company Disclosure Schedule attached hereto as Schedule III:

(a)                                 Organization and Good Standing.  The Company and each other Group Company have been duly incorporated or organized, as the case may be, and are validly existing and in good standing (or the jurisdictional equivalent) under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing (or the jurisdictional equivalent) in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)                                 Capitalization.  As of the date hereof, (i) the authorized share capital of the Company is US$100,100.00 divided into 2,002,000,000 shares of a nominal or par value of US$0.00005 and consists of (x) 1,800,000,000 Class A ordinary shares, par value US$0.00005 per share (“Class A Ordinary Shares”), (y) 200,000,000 Class B ordinary shares, par value US$0.00005 per share (“Class B Ordinary Shares”), and (z) 2,000,000 preferred shares, par value US$0.00005 per share (“Preferred Shares”); (ii) there are 939,479,304 Class A Ordinary Shares and 67,590,336 Class B Ordinary Shares outstanding and there are no Preferred Shares outstanding; (iii) all the outstanding shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof) and are not subject to any pre-emptive or similar rights other than as set out in the Memorandum and Articles and the Members Agreement; (iv) there are no outstanding rights (including pre-emptive rights), warrants, or instruments convertible into or exchangeable for, any shares or other equity interests in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any shares of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; and (v) all of the outstanding shares or other equity interests of each material subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.

(c)                                  Due Authorization.  The Company has the corporate power and authority to enter into and deliver the Transaction Documents and to carry out its obligations thereunder.  The execution, delivery and performance of the Transaction Documents by the Company and the consummation of the transactions contemplated thereby have been duly authorized by all requisite actions on the part of the Company.  The Transaction Documents constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and similar laws of general applicability, relating to or affecting creditors’ rights generally and general equitable principles (the “Bankruptcy and Equity Exception”).

(d)                                 No Conflicts.  Subject to the Company’s receipt of the Members Consent and Lenders Waiver, neither the execution, delivery and performance by the Company of any of the Transaction Documents, nor the consummation of the transactions contemplated thereby will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, modification or acceleration of, or result in the creation or imposition of, any lien, charge or encumbrance upon any property, right or asset of the Company or any other Group Company pursuant to any agreement, contract or instrument to which the Company or any other Group Company is a party or by which any such property, right or asset is bound, (ii) violate any law, statute, rule or regulation or any judgment, ruling, order, writ, injunction or decree applicable to the Company or any other Group Company or any of their respective properties or assets, or (iii) violate, conflict with or result in the breach of any provision of the Memorandum and Articles or similar organizational documents of the Group Companies, except, in the case of each of clauses (i) and (ii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)                                  No Consents Required.  Assuming the accuracy of the representations and warranties of the Investor set forth in Section 2.2, no consent, approval, authorization, order, registration or qualification of or with any Governmental Entity is required to be made or obtained by the Company for the execution, delivery and performance by the Company of the Transaction Documents and the consummation of the transactions contemplated thereby, except for those that have been made or obtained prior to the date hereof and post-Closing filings pursuant to securities laws and the rules and regulation of The NASDAQ Stock Market LLC (the “NASDAQ”).

(f)                                   Financial Statements.  The financial statements of the Company included in the SEC Documents (the “Financial Statements”) (i) have been prepared from, and are in accordance with, the books and records of the Group Companies, (ii) complied, as of each of their dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared, in all material respects, in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis except as disclosed in such Financial Statements or the notes thereto and (iv) present fairly in all material respects the consolidated financial position of the Company and the Group Companies at the dates set forth therein and the consolidated results of operations and cash flows of the Company and the Group Companies for the periods stated therein, subject to (A) the absence of notes and year-end audit and closing adjustments, and (B) the omission of consolidated statements of cash flows and footnote disclosures, each in the case of each unaudited interim report filed as an exhibit to Form 6-K.

(g)                                  Reports.  Since December 31, 2017, the Company has filed all reports, registrations, documents, filings, statements, schedules and submissions together with any required amendments thereto, that it was required to file with the SEC (the foregoing, collectively, the “Company Reports”) and have paid all fees and assessments due and payable in connection therewith.  As of their respective filing dates, the Company Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Entities, as the case may be.  As of the date of this Agreement, there are no outstanding comments from the SEC or any other Governmental Entity with respect to any Company Report.  Each Company Report, including the documents incorporated therein by reference, when it was filed with or furnished to the SEC, did not, as of its date or if amended prior to the date of this Agreement, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated within or necessary in order to make the statements made in it, in the light of the circumstances under which they were made, not misleading and complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company’s financial condition is, in all material respects, as described in the Company Reports, except for changes in the ordinary course of business.

(h)                                 Internal Controls and Procedures.  The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations and (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management.

(i)                                     Title to Real and Personal Property.  Except for any Permitted Liens, the Company and each Group Company have good title or usage rights free and clear of any Liens to all the real and personal property that are material to their respective businesses, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, which are reflected in the Company’s consolidated balance sheet as of December 31, 2017 included in the Company’s Annual Report on Form 20-F for the period then ended, and all real and personal property that are material to their respective businesses acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Permitted Liens” means (i) Liens for taxes and other governmental charges and assessments arising in the ordinary course which are not yet due and payable, (ii) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable, (iii) any Lien that may arise by operation of law, (iv) Liens under the Company’s existing loan facilities, and (v) other Liens or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  All leases of real property and all other leases pursuant to which the Company or such Group Company, as lessee, leases real or personal property, which are material to their respective businesses, are valid and effective in all material respects in accordance with their respective terms and there is not, under any such lease, any existing material default by the Company or such Group Company, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j)                                    Tax.  The Company and each Group Company have timely prepared and filed all tax returns required to have been filed by the Company with the appropriate Government Entities and timely paid all taxes shown thereon or otherwise owed by it, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and each Group Company in respect of taxes for all fiscal period are adequate in all material respects, and there are no material unpaid assessments against the Company or any other Group Company. All taxes and other assessments and levies that the Company or any other Group Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper Governmental Entity or third party when due, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no tax Liens or claims pending against the Company, any other Group Company or any of their assets or property, other than Permitted Liens. There are no tax audits or investigations pending, which if adversely determined would result in a Material Adverse Effect. The Company does not expect to be classified as a passive foreign investment company, as defined in Section 1297 of United States Internal Revenue Code of 1986, as amended, for the current taxable year or in future taxable years. The Company is, and has been since its inception, treated as a corporation for U.S. federal income tax purposes.

(k)                                 Absence of Certain Changes.  Since September 30, 2018, the business and operations of the Company and the Group Companies have been conducted in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Effect or any change in any method of accounting or accounting policies by the Company or any of the Group Companies.

(l)                                     Related Party Transaction.  Other than as disclosed in the SEC Documents, there are no material transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed material transactions, or series of related transactions between the Company or any other Group Companies, on the one hand, and the Company, any current or former director or executive officer of the Company or any other Group Companies or any person who Beneficially Owns 5% or more of the Ordinary Shares (or any of such person’s immediate family members or Affiliates) (other than Group Companies), on the other hand.

(m)                             Offering of Securities.  Neither the Company nor any person acting on its behalf has taken any action which would subject the offering, issuance, or sale of any of the Investor Subscription Shares to be issued to the registration requirements of the Securities Act.

(n)                                 Litigation and Other Proceedings.  As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened, claim, action, suit, arbitration, mediation, demand, hearing, investigation or proceeding against the Company or any other Group Company or any director or officer thereof (in their capacity as such) that involves a claim that is or that, individually or in the aggregate, if adversely determined, would result in a Material Adverse Effect or that would reasonably be expected to have the effect of making illegal, enjoining or otherwise prohibiting or preventing the transactions contemplated by this Agreement.  Neither the Company nor any other Group Company is subject to any material Governmental Order, nor are there any proceedings with respect to the foregoing pending, or to the knowledge of the Company, threatened.

(o)                                 Compliance with Laws and Other Matters; Permits.  The Company and each Group Company have conducted their business in compliance with all applicable laws and requirements of the NASDAQ in all material respects.  The Company is not in material violation of any listing requirements of the NASDAQ applicable to it and has no knowledge of any facts that would reasonably be expected to lead to delisting or suspension of its American Depository Shares from the NASDAQ in the foreseeable future.  The Company and each Group Company have all material permits, licenses, authorizations, consents, orders and approvals (collectively, “Permits”), and have made all material filings, applications and registrations with, any Governmental Entity that are required in order to carry on their business as presently conducted, except where the failure to possess or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All such Permits are in full force and effect in all material respects and all such filings, applications and registrations are current in all material respects.

(p)                                 Labor.  As of the date hereof, there is no material strike or material labor dispute pending between the Company or any of the Group Companies and its employees.

(q)                                 Status of Securities.  The Investor Subscription Shares to be issued pursuant to this Agreement have been duly authorized by all necessary corporate action of the Company.  When issued and sold against receipt of the consideration therefor as provided herein, such Investor Subscription Shares will be duly and validly issued, will be fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof), and shall be free and clear of Liens (other than those created by the Investor), except for restrictions on transfer imposed by applicable securities laws.

(r)                                    Investment Company.  Neither the Company nor any of the Group Companies is an “investment company” as defined under the Investment Company Act of 1940, as amended, and neither the Company nor any of the Group Companies sponsors any person that is such an investment company.

(s)                                   Compliance with Anti-Bribery, Anti-Money Laundering and Sanctions Laws.  Neither the Company nor any other Group Company, nor any of their respective directors, officers, and employees (in their respective capacity as such), or to the knowledge of the Company, any agent, acting on behalf of the Company or any other Group Company (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed a violation of the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption laws, (ii) has, in violation of any applicable laws and regulations, made or taken an intentional act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any government or regulatory official or employee, including any directors, officers and employees of any wholly or partially government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office, (iii) has made, offered, promised, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit, (iv) has violated or operated in material noncompliance with any money laundering law or anti-terrorism law, or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“Sanctions”).  The Company and each Group Company have, to the extent required by applicable law and regulation, instituted and maintain policies and procedures designed to promote and reasonably ensure, and which are reasonably expected to continue to reasonably ensure, continued compliance with applicable laws and regulations relating to bribery and corruption, money laundering, terrorist financing, and Sanctions.

(t)                                    Environmental Liability.  Except as has not had and would not be reasonably expected to have a Material Adverse Effect, the Company and each Group Company are in compliance with all applicable Environmental Laws.  For purposes of this Agreement, “Environmental Law” means any law, regulation, order, decree, common law or agency requirement relating to the protection of the environment or human health and safety.

(u)                                 Intellectual Property.

(i)                                     The Company and the Group Companies own or have a valid license to use all material Intellectual Property used in or necessary to carry on their business as currently conducted, and such Intellectual Property is valid, subsisting and enforceable except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and is not subject to any material outstanding order, judgment, decree or agreement adversely affecting the Company’s or the Group Companies’ use of, or rights to, such Intellectual Property.  The Company and the Group Companies have sufficient rights to use all Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged following the consummation of the transactions contemplated by this Agreement except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii)                                  There have been no claims made and, to the knowledge of the Company, no pending claims made asserting the invalidity, misuse or unenforceability of any Intellectual Property owned or used by the Company or any other Group Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any other Group Company has received any notice of infringement or misappropriation of, or any conflict with, the rights of others with respect to any Intellectual Property except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The conduct of the business of the Company and any other Group Company has not infringed, misappropriated or conflict with any intellectual property rights of any third party except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  To the Company’s knowledge, no third party has materially infringed, misappropriated or otherwise violated the Intellectual Property rights of the Company or the Group Companies.  The Company and the Group Companies have taken reasonable measures to protect the material Intellectual Property owned by or licensed to the Company or any of the Group Companies.

“Intellectual Property” shall mean all trademarks, service marks, brand names, trade names, domain names, the registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing; patents, applications for patents, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, know-how, trade secrets and confidential information; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; copyrightable works (including software) and proprietary rights.

(v)                                 Brokers and Finders.  Other than the Company’s engagement of J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”), neither the Company nor any other Group Company nor any of their respective officers, directors or employees (acting in their respective capacity as such) has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby.

(w)                               VIE Agreements.  Each of the VIE Agreements has been duly authorized, exe-cuted and delivered by the parties thereto, and constitutes valid and binding obligations of the parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception, and there is no enforceable agreement or understanding to rescind, amend or change the nature of such captive structure or material terms of the VIE Agreements.  The VIE Agreements are adequate to enable the financial statements of each Group Company that is a party to a VIE Agreement to be consolidated with those of the Company in accordance with GAAP.  The Company has furnished or made available to the Investor, prior to the date thereof, true, correct and complete copies of all VIE Agreements, including as part of the SEC Documents.

(x)                                 No Undisclosed Liabilities.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of the Group Companies has any liabilities or obligations of a type required to be reflected on a balance sheet in accordance with GAAP, other than (i) liabilities or obligations disclosed and provided for in the Financial Statements or in the notes thereto, (ii) liabilities or obligations that have been incurred by the Company or the Group Companies since September 30, 2018 in the ordinary course of business and (iii) liabilities or obligations arising under or in connection with the transactions contemplated by the Transaction Documents.

Section 2.2                                    Representations and Warranties of the Investor.  The Investor hereby represents and warrants as of the date hereof and as of the Closing Date to the Company that:

(a)                                 Organization and Authority.  The Investor has been duly organized and is validly existing and in good standing (or the jurisdictional equivalent) under the laws of its jurisdiction of organization, is duly qualified to do business and is in good standing (or the jurisdictional equivalent) in each jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such qualification, and has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged.

(b)                                 Due Authorization.  The Investor has the corporate power and authority to enter into and deliver each of the Transaction Documents and to carry out its obligations thereunder.  The execution, delivery and performance of the Transaction Documents by the Investor and the consummation of the transactions contemplated thereby have been duly authorized by all requisite actions on the part of the Investor.  The Transaction Documents constitute valid and legally binding obligations of the Investor, enforceable against the Investor in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

(c)                                  No Conflicts.  Neither the execution, delivery and performance by the Investor of any of the Transaction Documents, nor the consummation of the transactions contemplated thereby will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, modification or acceleration of, or result in the creation or imposition of, any lien, charge or encumbrance upon any property, right or asset of the Investor pursuant to any agreement, contract or instrument to which the Investor is a party or by which any such property, right or asset is bound, (ii) violate any law, statute, rule or regulation or any judgment, ruling, order, writ, injunction or decree applicable to the Investor or any of its properties or assets, or (iii) violate, conflict with or result in the breach of any provision of the organizational documents of the Investor.

(d)                                 No Consents Required.  No consent, approval, authorization, order, registration or qualification of or with any Governmental Entity is required by the Investor for the execution, delivery and performance by the Investor of the Transaction Documents and the consummation of the transactions contemplated thereby.

(e)                                  Purchase for Investment.  The Investor acknowledges that its Investor Subscription Shares are “restricted securities” and have not been registered under the Securities Act or under any state securities laws.  The Investor (A) is acquiring the Investor Subscription Shares pursuant to an exemption from registration under the Securities Act for its own account solely for investment with no present intention or plan to distribute any of the Investor Subscription Shares to any person nor with a view to or for sale in connection with any distribution thereof, in each case in violation of the Securities Act, (B) will not sell or otherwise dispose of any of the Investor Subscription Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (C) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act) and an “institutional account” as defined in FINRA Rule 4512(c), and (D) is not a registered broker-dealer registered under Section 15(a) of the Exchange Act, or a member of FINRA or an entity engaged in the business of being a broker-dealer. The Investor is not affiliated with any broker-dealer registered under Section 15(a) of the Exchange Act, or a member of FINRA or an entity engaged in the business of being a broker-dealer.  Without limiting any of the foregoing, neither the Investor nor any of its Affiliates has taken, and the Investor will not, and will cause its Affiliates not to, take any action that would otherwise cause the securities to be purchased hereunder to be subject to the registration requirements of the Securities Act.

(f)                                   Financial Capability.  The Investor will have immediately available funds necessary to consummate the Closing, as of the Closing Date on the terms and conditions contemplated by this Agreement.

(g)                                  Sophisticated Investor.  The Investor is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Investor Subscription Shares, including investments in securities issued by the Company, and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to evaluate the merits and risks of a purchase of the Investor Subscription Shares, and can bear the economic risk and complete loss of its investment in the Investor Subscription Shares.  Based on the information as the Investor has deemed appropriate and without reliance upon J.P. Morgan, the Investor has independently made its own analysis and decision to enter into the transactions contemplated hereby.  The Investor hereby acknowledges and agrees that (i) J.P. Morgan is acting solely as placement agent in connection with the transactions contemplated hereby and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Investor, the Company or any other person or entity in connection with the transactions contemplated hereby, (ii) J.P. Morgan has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the transactions contemplated hereby, (iii) J.P. Morgan will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished to the Investor pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or transactions contemplated hereby, and (iv) J.P. Morgan shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, the Company or any other person or entity), whether in contract, tort or otherwise, to the Investor, or to any person claiming through the Investor, in respect of the transactions contemplated hereby.

(h)                                 Existing Ownership.  The Investor does not legally or Beneficially Own (it being understood that the 63,369,856 Class A Ordinary Shares held by Falcon Vision Global Limited as of the date of this Agreement shall not be deemed Beneficially Owned by the Investor) or control, directly or indirectly, any shares, convertible debt or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any shares or convertible debt in the Company, or have any agreement, understanding or arrangement to acquire any of the foregoing, except with respect to the Investor Subscription Shares as to be subscribed by the Investor pursuant to the transactions contemplated herein.

(i)                                     No General Solicitation.  The Investor did not learn of the investment in the Subscription Shares as a result of any general solicitation or general advertising.

(j)                                    Reliance on Exemptions.   The Investor understands that the Investor Subscription Shares offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Investor’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Investor Subscription Shares.  The Investor is not a “U.S. person” as defined in Rule 902 of Regulation S.  The Investor has been advised and acknowledges that in issuing the Investor Subscription Shares to the Investor pursuant hereto, the Company is relying upon the exemption from registration provided by Regulation S under the Securities Act.  The Investor further acknowledges and agrees that, absent an effective registration under the Securities Act, the Investor Subscription Shares may only be offered, sold or otherwise transferred (x) to the Company, (y) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act or (z) pursuant to an exemption from registration under the Securities Act.

(k)                                 Brokers and Finders.  Neither the Investor nor any of its respective officers, directors or employees (acting in their respective capacity as such) has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby.

(l)                                     Compliance with Anti-Bribery, Anti-Money Laundering and Sanctions Laws.  The Investor, including its respective directors, officers, and employees (in their respective capacity as such), and to the knowledge of the Investor, any agent, acting on behalf of the Investor, has not (a) violated or operated in material noncompliance with any money laundering law or anti-terrorism law, or (b) is currently subject to any Sanctions.  The Investor has, to the extent required by applicable law and regulation, instituted and maintain policies and procedures designed to promote and reasonably ensure, and which are reasonably expected to continue to reasonably ensure, continued compliance with applicable laws and regulations relating to bribery and corruption, money laundering and terrorist financing, and Sanctions, and no funds given to the Company or any other Group Company pursuant to the transactions anticipated by this Agreement shall be derived from violations, or provided in violation, of any such applicable laws and regulations.

ARTICLE III

COVENANTS

Section 3.1                                    Filings; Other Actions.

(a)                                 Each party hereto will cooperate and consult with each other and use commercially reasonable efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings, and other documents, and to obtain all necessary permits, consents, orders, approvals, and authorizations of, or any exemption by, all third parties and Governmental Entities, and expiration or termination of any applicable waiting periods, necessary or advisable to consummate the transactions contemplated by the Transaction Documents and to perform covenants contemplated by the Transaction Documents.  Each party hereto shall execute and deliver both before and after the Closing such further certificates, agreements, and other documents and take such other actions as any other party may reasonably request to consummate or implement such transactions or to evidence such events or matters.  Each party hereto will have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable laws relating to the exchange of information and confidential information related to such party, all the information (other than personal or sensitive information) relating to such other party, and any of their respective Affiliates, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by the Transaction Documents. In exercising the foregoing right, each party hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees to keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall promptly furnish each other to the extent permitted by applicable laws with copies of written communications received by them or their Affiliates from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement or any other Transaction Document. Notwithstanding anything in this Agreement to the contrary, no party shall be required to provide any materials to any other party that it deems private or confidential nor shall either be required to make any commitments (other than the passivity commitments described above) to any Governmental Entity in connection therewith.

(b)                                 Each party hereto shall, upon reasonable request, furnish each other party with all information concerning itself, its subsidiaries, Affiliates, directors, officers, partners, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of such other party or any of its subsidiaries to any Governmental Entity in connection with this Agreement.  Notwithstanding anything herein to the contrary, no party shall be required to furnish any other party with any (1) sensitive personal biographical or personal financial information of any of the directors, officers, employees, managers or partners of the

Investor or any of its Affiliates, (2) proprietary and non-public information related to the organizational terms of, or investor in, the it or its Affiliates, or (3) any information that it deems private or confidential.

Section 3.2                                    Expenses.  Each party hereto will bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated under this Agreement.

Section 3.3                                    Confidentiality.  Each party to this Agreement will hold, and will cause its respective subsidiaries and their directors, officers, employees, agents, consultants, and advisors to hold, in strict confidence, unless disclosure to a Governmental Entity is necessary in connection with any necessary regulatory approval or unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any Governmental Entity, all nonpublic records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party hereto furnished to it by such other party or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (1) previously known by such party on a non-confidential basis, (2) in the public domain through no fault of such party, or (3) later lawfully acquired from other sources by the party to which it was furnished), and neither party hereto shall release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, other consultants, and advisors. If a party is required to disclose any Information to a Governmental Entity in accordance with this Section 3.3, the disclosing party shall notify the other party prior to making any such disclosure by providing the other party with the text of the disclosure requirement and draft disclosure at least 72 hours prior to making any such disclosure, and will narrow the draft disclosure to the extent the other party reasonably requests.

Section 3.4                                    Conduct of the Business.  Prior to the earlier of the Closing Date and the termination of this Agreement pursuant to Section 5.1, the Company shall, and shall cause each Group Company to, (i) conduct its business in the ordinary course consistent with past practice, including customary financing arrangements and facilities, (ii) use commercially reasonable efforts to preserve intact its current business organizations and its rights and permits issued by Governmental Entities, keep available the services of its current officers and key employees and preserve its relationships with customers, suppliers, Governmental Entities and others having business dealings with it to the end that its goodwill and ongoing businesses shall be unimpaired, and (iii) not take any action that would reasonably be expected to materially adversely affect or materially delay the consummation of the transactions contemplated by the Transaction Documents.

Section 3.5                                    Commercially Reasonable Efforts.  Each of the Investor and the Company will use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (a)  all acts reasonably necessary to cause the conditions to Closing to be satisfied; (b) the obtaining of all necessary actions or no actions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Entity; (c) the obtaining of all necessary consents, approvals or waivers from third parties; and (d) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

Section 3.6                                    Registration of Securities.  The Company will use its commercially reasonable efforts to, within 180 days of the Closing Date, register for resale from time to time the Convertible Preferred Shares and the Class A Ordinary Shares issuable upon conversion, provided that each of the Investor and the Company agrees and acknowledges that the filing (including by amendment) and effectiveness of an automatically effective shelf registration statement on Form F-3 covering primary and secondary offerings of equity securities of the Company within such time period shall be deemed to satisfy the obligation of this Section 3.6.

Section 3.7                                    Use of Proceeds.  The Company shall use the proceeds from the issuance and sale of the Investor Subscription Shares for (a) the contemplated organic growth of the Company’s capital expenditure, (b) the Company’s mergers and acquisitions activities, provided that the Company’s strategic and financial acquisition criteria are satisfied, and (c) general corporate purposes.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1                                    Compliance with Laws.

(a)                                 The Investor acknowledges that it is aware of, and that will advise its representatives of, the restrictions imposed by applicable United States and other applicable jurisdictions’ securities laws with respect to trading in securities while in possession of material non-public information relating to the issuer of such securities and on communication of such information when it is reasonably foreseeable that the recipient of such information is likely to trade such securities in reliance on such information.

Section 4.2                                    Legend.

(a)                                 The Investor agrees that all certificates or other instruments representing the securities subject to this Agreement will bear a legend substantially to the following effect:

“THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF: (A) EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS AND (B) WITHIN THE UNITED STATES OR TO ANY U.S. PERSON, AS EACH OF THOSE TERMS IS DEFINED IN REGULATION S UNDER THE ACT, DURING THE 40 DAYS FOLLOWING CLOSING OF THE PURCHASE.  ANY ATTEMPT TO TRANSFER, SELL, OFFER TO SELL, PLEDGE, HYPOTHECATE OR OTHERWISE DISPOSE OF THIS INSTRUMENT IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE INVESTOR RIGHTS AGREEMENT ENTERED INTO AMONG THE ISSUER, THE ORIGINAL HOLDER OF THESE SECURITIES AND CERTAIN OTHER PARTIES THERETO, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.  SUCH TRANSFER RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SECURITIES. SUCH SECURITIES MAY NOT BE, DIRECTLY OR INDIRECTLY, TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED, EXCEPT PURSUANT TO THE PROVISIONS OF SUCH AGREEMENT.”

(b)                                 Upon request of the Investor, upon receipt by the Company of an opinion of counsel and other customary representations and other documentation from the Investor, in each case, reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act or applicable state laws, as the case may be, the Company shall promptly cause the legend to be removed from any certificate for any securities.  The Investor acknowledges that the Investor Subscription Shares have not been registered under the Securities Act or under any state securities laws and agrees that it will not sell or otherwise dispose of any of the Investor Subscription Shares except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws.

Section 4.3                                    Indemnity.

(a)                                 The Company shall indemnify the Investor (in such capacity, the “Investor Indemnified Party”) and hold the Investor Indemnified Party harmless to the fullest extent permitted by applicable law against any actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith, and including reasonable attorneys’ fees and disbursements (the “Losses”) actually suffered, incurred or paid by the Investor Indemnified Party arising from: (i) any breach of any representation or warranty made by the Company in Section 2.1; or (ii) any breach of any covenant or agreement by the Company contained in this Agreement.  Other than with respect to fraud, in no event shall the Company be liable for or have an obligation to indemnify or hold harmless the Investor Indemnified Party for Losses (i) in connection with the representations and warranties in Section 2.1(a), Section 2.1(c) and Section 2.1(q), and (collectively, the “Fundamental Representations”) in excess of the Investor Subscription Price paid to the Company by the Investor pursuant to this Agreement and (ii) in connection with the representations and warranties other than the Fundamental Representations in excess of 10% of the Investor Subscription Price paid to the Company by the Investor pursuant to this Agreement, and the Company shall not be liable to the Investor Indemnified Party for any Losses unless the aggregate amount of all Losses incurred by the Investor Indemnified Party exceeds 1% of the Investor Subscription Price paid to the Company by the Investor pursuant to this Agreement (the “Basket”), in which case the Company shall be liable for all such Losses in excess of the Basket.  The Company shall not be liable to the Investor Indemnified Party for any Losses arising under this Section 4.3 relating to an individual claim resulting in Losses in the amount of US$100,000 or less (a “De Minimis Claim”), regardless of whether or not aggregate Losses have exceeded the Basket; nor shall the amount of any such De Minimis Claims be taken into account in determining whether the Basket has been reached.  Notwithstanding anything to the contrary, in no event shall the aggregate liability of the Company to the Investor Indemnified Party for any Losses in connection with the Transaction Documents and the transactions contemplated thereby exceed the Investor Subscription Price paid to the Company by the Investor pursuant to this Agreement.

(b)                                 The Investor shall indemnify each of the Company and its Affiliates and each of their respective directors, officers, employees and shareholders, owners (collectively, the “Company Indemnified Parties”) and hold each of Company Indemnified Parties harmless against any and all Losses suffered, incurred or paid by the Company Indemnified Parties, arising from, as a result of or in connection with: (i) any breach of any representation or warranty made by the Investor in Section 2.2 or (ii) any breach of any covenant or agreement by the Investor contained in this Agreement.  Other than with respect to fraud, in no event shall the Investor be liable for or have an obligation to indemnify or hold harmless any Company Indemnified Party for Losses in excess of the Investor Subscription Price paid to the Company by the Investor pursuant to this Agreement.

(c)                                  A party entitled to indemnification hereunder (an “Indemnified Party”) shall give written notice to the indemnifying party (the “Indemnifying Party”) of any claim with respect to which it seeks indemnification promptly after the discovery by such Indemnified Party of any matters giving rise to a claim for indemnification; provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 4.3 unless and to the extent that the Indemnifying Party shall have been actually materially prejudiced by the failure of such Indemnified Party to so notify such party.  No claim for indemnification may be asserted against any Indemnifying Party for breach of any representation, warranty, covenant or agreement contained herein unless written notice of such claim is received by such Indemnifying Party on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or proceeding is based ceases to survive as set forth in Section 6.1. Such notice shall describe in reasonable detail such claim.  In case any such action, suit, claim or proceeding is brought against an Indemnified Party, the Indemnified Party shall be entitled to hire, at the cost and expense of the Indemnifying Party, counsel and conduct the defense thereof; provided, however, that the Indemnifying Party shall only be liable for the legal fees and expenses of one law firm for the Indemnified Parties, taken together with regard to any single action or group of related actions, upon agreement by the Indemnified Parties and the Indemnifying Party.  If the Indemnifying Party assumes the defense of any claim, the Indemnified Parties shall thereafter deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Parties relating to the claim, and the Indemnified Parties shall cooperate in the defense or prosecution of such claim.  Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Indemnifying Party shall not be liable for any settlement of any action, suit, claim or proceeding effected without its written consent; provided, however, that the Indemnifying Party shall not unreasonably withhold, delay or condition its consent.  The Indemnifying Party further agrees that it will not, without any Indemnified Party’s prior written consent (which shall not be unreasonably withheld or delayed), settle or compromise any claim or consent to entry of any judgment in respect thereof in any pending or threatened action, suit, claim or proceeding in respect of which indemnification has been sought hereunder unless such settlement or compromise includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, claim or proceeding.

(d)                                 In calculating the amount of any Losses hereunder, there shall be subtracted the amount of any insurance proceeds and third-party payments received by the Indemnified Parties with respect to such Losses, if any, net of any actual costs or expenses incurred in connection with securing or obtaining such proceeds or payments.  In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include, consequential or indirect damages, lost profits or punitive damages and, in particular, no “diminution of value”, “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses.

(e)                                  Except in the case of fraud, the indemnification obligations of the parties hereto provided in this Section 4.2 shall be the sole and exclusive post-Closing remedy available for any Losses under this Agreement, provided that the foregoing shall not (i) affect the right of any party hereto to seek specific performance in accordance with Section 6.14 or (ii) limit or restrict any person who is a party to any Transaction Document (other than this Agreement) from obtaining damages or other legal or equitable relief from any other person who is a party thereto in connection with the breach of such agreement pursuant to the terms thereof.

(f)                                   Any indemnification payments pursuant to this Section 4.3 shall be treated as an adjustment to the investment amount for the Investor Subscription Shares for U.S. federal income and applicable state and local tax purposes, unless a different treatment is required by applicable law.

Section 4.4                                    Investor Rights. At the Closing, the Company and the Investor will enter into the Investor Rights Agreement, substantially in the form attached as Exhibit A hereto.

ARTICLE V

TERMINATION

Section 5.1                                    Termination.  This Agreement may be terminated prior to the Closing:

(a)                                 by mutual written consent of the Investor and the Company;

(b)                                 by the Company, upon written notice to the Investor, in the event that any of the conditions of Closing set forth in Section 1.4(b) are not satisfied, or waived by the Company, on or before the 30th day after the date hereof; provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(b) shall not be available to the Company if its failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c)                                  by the Investor , upon written notice to the Company, in the event that the conditions of Closing set forth in Section 1.4(a) are not satisfied, or waived by the Investor, on or before the 30th day after the date hereof; provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(c) shall not be available to the Investor if its failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; or

(d)                                 by the Company, upon written notice to the Investor, in the event that any Governmental Entity shall have issued any order, decree or injunction or taken any other action restraining, enjoining or prohibiting any of the transactions contemplated by this Agreement, and such order, decree, injunction or other action shall have become final and non-appealable.

Section 5.2                                    Effects of Termination.  In the event of any termination of this Agreement as provided in Section 5.1, this Agreement (other than Section 3.2, Section 3.3, Section 4.3, this Section 5.2, Article VI (other than Section 6.1) and all applicable defined terms, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect; provided that nothing herein shall relieve any party from liability for willful breach of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1                                    Survival.  Each of the representations and warranties set forth in this Agreement shall survive the Closing under this Agreement but only for a period of twelve (12) months following the Closing Date (or until final resolution of any claim or action arising from the breach of any such representation and warranty, if notice of such breach was provided prior to the end of such period) and thereafter shall expire and have no further force and effect.  Except as otherwise provided herein, all covenants and agreements contained herein shall survive for the duration of any statute of limitations applicable thereto or until, by their respective terms, they are no longer operative.

Section 6.2                                    Amendment.  No amendment or waiver of this Agreement will be effective unless with the prior written consent of the Company and the Investor  (by unanimous written consent).

Section 6.3                                    Waivers.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The conditions to each party’s obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.  No waiver of any party to this Agreement will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

Section 6.4                                    Counterparts.  For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.  Copies of executed signature pages to this Agreement may be delivered by facsimile or electronic mail (“e-mail”) and such copies will be deemed as sufficient as if actual signature pages had been delivered.

Section 6.5                                    Governing Law.  This Agreement shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflict of law principles.

Section 6.6                                    Dispute Resolution.  Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)                                 The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)                                 The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 6.6;

(c)                                  The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)                                 A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one (1) claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one (1) respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)                                  The parties hereto agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties hereto otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

Section 6.7                                    Notices.  Any notice, request, instruction or other document to be given hereunder by any party to each other party will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally, or upon confirmation of receipt if delivered by facsimile or e-mail at the number as set forth in Exhibit E attached hereto, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service and address to parties as set forth in Exhibit E, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, in each case addressed to the parties as set forth in Exhibit E.

Section 6.8                                    Entire Agreement.  This Agreement (together with all the Exhibits and Schedules hereto and certificates and other written instruments delivered in connection from time to time on and following the date hereof) constitute and contain the entire agreement and understanding of and among the parties hereto with respect to the subject matter hereof and thereof, and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties and obligations among the parties with respect to the subject matter hereof and thereof. Except as expressly set forth in this Agreement, no party hereto makes any representation, warranty, covenant or agreement to any other party of any nature, express or implied.  Each party hereto expressly represents that it is not relying on any oral or written representation, warranties, covenants or agreements other than those expressly contained in this Agreement (which includes all Exhibits and Schedules hereto). The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and their permitted assigns.  Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by any party hereto without the prior express written consent of each other party hereto.  Any purported assignment in violation of this Section 6.8 shall be null and void.

Section 6.9                                    Definitions.  For purposes hereof, terms, when used herein with initial capital letters, shall have the respective meanings given to them in the respective Sections set forth in the index of defined terms at the beginning of this Agreement.  Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time.  All article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement.  When used herein:

(1)                                 the word “or” is not exclusive;

(2)                                 the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(3)                                 the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision;

(4)                                 the words “it” or “its” are deemed to mean “him” or “her” and “his” or “her,” as applicable, when referring to an individual;

(5)                                 “Affiliate” means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such other person.  For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such person, whether through the ownership of voting securities by contract or otherwise;

(6)                                 “Articles” means the Amended and Restated Articles of Association of the Company, as may be amended and/or restated from time to time;

(7)                                 “Beneficially Own” and “Beneficial Ownership” are defined in Rules 13d-3 and 13d-5 of the Exchange Act;

(8)                                 “Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York, the PRC or Hong Kong generally are authorized or required by law or other governmental actions to close;

(9)                                 “Company Disclosure Schedule” means the Company Disclosure Schedule attached to this Agreement as Schedule III;

(10)                          “Facility Agreements” means (i) the Facility Agreement, dated as of September 29, 2016 (as amended, restated, supplemented or otherwise modified from time to time), entered into between, among others, Shanghai Waigaoqiao EDC Technology Co., Ltd. and Shanghai Yungang EDC Technology Co., Ltd., as Borrowers, the Company, the other financial institutions from time to time parties thereto and United Overseas Bank (China) Limited Shanghai Pilot Free Trade Zone Sub-Branch, as Facility Agent and Security Agent; (ii) the Facility Agreement, dated as of September 30, 2017 (as amended and restated pursuant to the Amendment Agreement, dated 30 July 2018, and as further amended, restated, supplemented or otherwise modified from time to time), entered into between, among others, Beijing Hengpu’An Data Technology Development Co. Ltd and Beijing Hengchang Data Science & Technology Development Co., Ltd, as Borrowers, the Company, the other financial institutions from time to time parties thereto, and Standard Chartered Bank (China) Limited Beijing Branch, as Facility Agent and Security Agent; (iii) the Facility Agreement, dated as of August 8, 2018 (as amended, restated, supplemented or otherwise modified from time to time), entered into between, among others, Beijing Wanguo Changan Technology Co., Ltd. and Shanghai Tsaituo Cloud Computing Co., Ltd., as Borrowers, the Company, GDS (Shanghai) Investment Co. Ltd., as Guarantor, and DBS Bank (China) Limited Shanghai Branch; and (iv) the Facility Agreement, dated as of June 12, 2018 (as amended, restated, supplemented or otherwise modified from time to time), entered into between, among others, Guangzhou Weiteng Data Technology Co., Ltd. and Shenzhen Qianhai Wanchang Technology Service Co., Ltd., as Borrowers, the Company, Beijing Wanguo Changan Technology Co., Ltd., as Guarantor, the other financial institutions from time to time parties thereto, and United Overseas Bank (China) Limited Guangzhou Branch, as Facility Agent and Security Agent;

(11)                          “Group Companies” means the Company and all of its material subsidiaries, consolidated affiliated entities and their subsidiaries (individually, a “Group Company” collectively, the “Group Companies”);

(12)                          “knowledge of the Company” or “Company’s knowledge” means the actual knowledge, after due inquiry, of the executive officers of the Company;

(13)                          “Lien”  means any liens, adverse rights or claims, charges, options, pledges, covenants, title defects, security interests or other encumbrances of any kind;

(14)                          “Material Adverse Effect” means any development, fact, circumstance, condition, event change, occurrence or effect that would have or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of the Group Companies, taken as a whole, other than any development, fact, circumstance, condition, event, change, occurrence or effect resulting from (A) changes in general economic, financial market, business or geopolitical conditions; (B) changes or developments in any of the industries in which the Company or any other Group Company operates; (C) changes in any applicable laws or applicable accounting regulations or principles, or the interpretation or enforcement thereof; (D) any change in the price or trading volume of the Company’s American Depository Shares representing Class A Ordinary Shares or any failure to meet any financial projections, forecasts or forward-looking statements (it being understood that this clause (D) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein has resulted in, or contributed to, a Material Adverse Effect unless such underlying cause would otherwise be excepted from this definition); (E) natural disaster or any outbreak or escalation of hostilities or war or any act of terrorism; (F) any suit, action or proceeding in respect of this Agreement or the transactions contemplated hereunder brought or commenced by any shareholder of the Company (on their own behalf or on behalf of the Company) or other third party; (G) the announcement of and performance of this Agreement by the Company, the pendency or consummation of the transactions contemplated hereunder, or the identity of the Investor or any of its affiliates; or (H) any action taken, or failure to take action, by the Company or another Group Company that the Investor has consented to or requested in writing; provided, however, that any development, fact, circumstance, condition, event change, occurrence or effect in clauses (A) and (B) may be taken into account in determining whether there has been, or would reasonably be expected to be, individually or in the aggregate, a Material Adverse Effect to the extent such development, fact, circumstance, condition, event change, occurrence or effect has a disproportionate adverse effect on the assets, business, financial condition or results of operations of the Group Companies, taken as a whole, as compared to other participants in the industry in which the Group Companies operate;

(15)                          “Memorandum and Articles” means, collectively, the Amended and Restated Memorandum of Association of the Company and the Amended and Restated Articles of Association of the Company, as each may be amended and/or restated from time to time;

(16)                          “person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act; and

(17)                          “VIE Agreements” means, collectively, the contracts and instruments, which enable the Company to control and consolidate with its financial statements each Group Company and its Affiliates in respect of which at least a majority of the equity is not directly held but is controlled by the Company.

Section 6.10                             Captions.  The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

Section 6.11                             Severability.  If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision.

Section 6.12                             No Third-Party Beneficiaries.  Nothing contained in this Agreement, expressed or implied, is intended to confer or shall confer upon any person other than the express parties hereto, any benefit, right or remedies.  The representations and warranties set forth in Article II and the covenants set forth in Articles III and IV have been made solely for the benefit of the parties to this Agreement and (a) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; and (b) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investor in, the Company.

Section 6.13                             Public Announcements.  Without limiting any other provision of this Agreement, the parties hereto, to the extent permitted by applicable law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and agree on any press release or public statement with respect to this Agreement (which includes the Exhibits and Schedules hereto) and the transactions contemplated hereby and the ongoing business relationship among the parties hereto and thereto.  The parties hereto will not issue any such press release or make any such public statement without the prior written consent of each other party, except as may be required by law or any listing agreement with or requirement of the NASDAQ or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable law or any listing agreement with or requirement of the NASDAQ or any other applicable securities exchange, inform each other party about the disclosure to be made pursuant to such requirements prior to the disclosure.

Section 6.14                             Specific Performance.  The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, each party hereto agrees that, in addition to any other available remedies a party hereto may have in equity or at law (but otherwise subject to any applicable limitation on remedies provided in this Agreement), each party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any proceeding should be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

*  *  *

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

GDS HOLDINGS LIMITED

By:	/s/ William Wei Huang
Name: William Wei Huang
Title: Chief Executive Officer

[Signature Page to Share Subscription Agreement]

PA GOLDILOCKS LIMITED

By:	/s/ NG Yu Kwong
Name: NG Yu Kwong
Title: Authorized Signatory

[Signature Page to Share Subscription Agreement]

SCHEDULE I: Investor and Investor Subscription Shares

Investor Name	Number of Subscription Shares	Investor Subscription Price in USD
PA Goldilocks Limited	150,000	US$	150,000,000
Total:	150,000	US$	150,000,000

SCHEDULE II: Terms of the Convertible Preferred Shares

EXHIBIT A:  Form of Investor Rights Agreement

EXHIBIT B:  Form of Officer’s Certificate from the Company

EXHIBIT C-1:  Form of Written Consent of Certain Security Holders

EXHIBIT C-2:  Form of Written Waiver of Certain Lenders

Exhibit D: Form of Opinion of Cayman Islands Counsel

Exhibit E: Notices

Parties	Notice Number and Address

GDS Holdings Limited

GDS Holdings Limited
2/F, Tower 2, Youyou Century Place
428 South Yanggao Road
Pudong, Shanghai 200127
The People’s Republic of China
Attn: Andy Li, General Counsel and Company Secretary
Email: andyli@gds-services.com
Facsimile: +86 21 2033 0202

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
ICBC Tower, 35/F
3 Garden Road, Central
Hong Kong SAR
Attn: Daniel Fertig
Facsimile: +852 2689-7694
E-mail: dfertig@stblaw.com

PA Goldilocks Limited	c/o Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong +852 3762 9138 Nicholas.ng@pingan.com.hk; Will.lau@pingan.com.hk; kurt.wang@pingan.com.hk